Mail Stop 4561

August 8, 2008

Thomas K. Johnston
President and CEO
SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115

      Re: SearchPath International, Inc.
             Amendment No. 3 to Registration Statement on Form 10
             Filed August 7, 2008
             File No. 000-53277

Dear Mr. Johnston:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

We remind you that the registration statement will become effective by operation of law on August 12, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We urge you to promptly file an amendment to address these comments.

Item 7. Certain Relationships and Related Parties, page 24

1. In response to comment 7 of our letter dated August 6, 2008, you have disclosed that Mr. and Ms. Johnston are promoters as defined in Rule 405 under the Securities Act of 1933. Please confirm to us that you have included in this section all applicable disclosure pursuant to Item 404(d)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 25

2. We note your response to comment 8 of our letter dated August 6, 2008, in which you state that you relied on Rule 701 under the Securities Act of 1933 and Rule 506 of Regulation D for the issuances of securities to Mr. Johnston and Mr. Woods for services rendered and to Margulies & Levinson, respectively. Please include this disclosure in your filing. Please also disclose how the issuances under Rule 701 met the limitation on amounts that may be sold contained in Rule 701(d)(2) under the Securities Act.

*   *   *   *

As appropriate, please amend your filing and respond to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please contact Jan Woo at (202) 551-3453 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: James W. Margulies
        Margulies & Levinson LLP
        Via fax at (216) 514-5996